Exhibit 99.3

EXECUTION COPY

LITHIUM AMERICAS CORP.

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GFL INTERNATIONAL CO., LTD.

SUPPLEMENTAL TRANSACTION AGREEMENT

AUGUST 13, 2018

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Table of Contents

(continued)

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THIS SUPPLEMENTAL TRANSACTION AGREEMENT is dated this 13th day of August, 2018

BETWEEN:

LITHIUM AMERICAS CORP., a corporation organized under the laws of British Columbia, Canada,

(“LAC”)

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GFL INTERNATIONAL CO., LTD., a corporation organized under the laws of Hong Kong,

(“GFL”).

RECITALS:

A.

SQM Potasio S.A., a corporation organized under the laws of Chile (“SQM”) (i) is the registered and beneficial owner, and exercises control and direction over, 211,525,416 of the issued and outstanding common shares (“Common Shares”) in the capital of Minera Exar S.A. (the “Company”), representing 50% of the issued and outstanding Common Shares, (ii) holds irrevocable capital contributions (aportes irrevocables) that are convertible into Common Shares or intercompany loans, made to the Company (the “Company-SQM ICCs”), in an aggregate principal amount of $23,300,000.00, and (iii) holds indebtedness of the Company (the “Company-SQM Indebtedness”) in an aggregate principal amount, as of the date of this Agreement, of approximately $19,500,000.00 (based on the face value of such indebtedness converted into US dollars).

B.

SQM S.A. has performed certain services in connection with the Cauchari-Olaroz Project (as defined below) as described in Exhibit B (the “Company-Vendor Affiliate Services”), for an estimated aggregate amount of US$5,800,000.00, as of the date of this Agreement (the “Vendor Services Amount”).

C.

LAC, directly and indirectly, through its wholly-owned subsidiary, 226, (i) is the registered and beneficial owner, and exercises control and direction over, 211,525,416 of the issued and outstanding Common Shares, representing 50% of the issued and outstanding Common Shares and (ii) holds irrevocable capital contributions (aportes irrevocables) that are convertible into Common Shares or intercompany loans (the “Company-LAC ICCs”), made to the Company in an aggregate principal amount, as of the date of this Agreement, of approximately $23,300,000.00 (based on the face value of such indebtedness in US dollars (and an Argentine value of approximately $14,400,000.00 based on current exchange rates) (and (iii) holds indebtedness of the Company (the “Company-LAC Indebtedness”) in an aggregate principal amount, as of the date of this Agreement, of approximately $19,500,000.00 (based on the face value of such indebtedness converted into US dollars).

D.

LAC, SQM, GFL, the Company, Sociedad Química y Minera de Chile S.A. and Jiangxi Ganfeng Lithium Co., Ltd. have entered into a transaction agreement (the “Transaction Agreement”) providing for the replacement of SQM with GFL as LAC’s joint venture partner in the Company through a series of transactions that will result in SQM receiving an aggregate of $87,500,000.00 in cash and the payment of the Deferred Payment Amount.

D.	Specifically, subject to any adjustments agreed by the parties, the Transaction Agreement provides for:
(a)

the purchase from SQM by GFL or its Affiliate of all of the Common Shares owned by SQM (the “Purchased Shares”) for consideration consisting of a basic payment of $36,000,000.00 in cash, a payment of a differential amount in accordance with the Transaction Agreement and the payment of the Deferred Payment Amount;

(b)	the payment by GFL, directly or indirectly, of an aggregate amount of $87,500,000.00, of which:
(i)

an amount (currently estimated at approximately $36,000,000.00, subject to adjustment on the basis of a differential amount in accordance with the Transaction Agreement, which collectively are estimated to be approximately $37,000,000.00) will be used by GFL to purchase, directly or indirectly, from SQM, all of the Purchased Shares;

(ii)	$23,300,000.00 will be used by GFL or its Affiliate to purchase, directly or indirectly, from SQM, all of the Company-SQM ICCs; and
(iii)

an amount (currently estimated at approximately $27,200,000.00) will be used by GFL to fund, directly or indirectly, the Company, to permit the Company to repay or pay, as the case may be, all of the Company-SQM Indebtedness and the Vendor Services Amount;

(c)	the subsequent repayment and payment by the Company to SQM of all of the Company-SQM Indebtedness and Vendor Services Amount (currently estimated at approximately $27,200,000.00); and
(d)

the conversion by the Company of the fair value of (i) a portion of Company-LAC ICCs (currently having a face value of $7,600,000.00 and an Argentine value of approximately $4,700,000.00 based on current exchange rates) into Common Shares and (ii) a portion of Company-LAC ICCs (currently having a face value of $15,700,000.00 and an Argentine value of approximately $9,700,000.00 based on current exchange rates) into loans (the “LAC Capital Contribution Loans”).

E.	In connection with the transactions contemplated by the Transaction Agreement, subject to any adjustments agreed by the Parties, the Parties wish to effect the following transactions:
(a)	the formation by LAC of a Netherlands holding company (“NHC”);

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(b)	the formation by GFL of a Netherlands holding company (“GHC”);
(c)

the investment (i) by LAC for shares and debt of NHC (the “LAC-NHC Investment”), in consideration for an amount currently estimated at $6,100,000.00 and (ii) by GFL for shares and debt of NHC (the “GFL-NHC Investment”) in consideration for an amount currently estimated to be $27,200,000.00, such that upon completion of such subscriptions, LAC will own 62.5% of the shares of NHC and GFL will own 37.5% of the shares of NHC;

(d)

the investment by GFL for shares and debt of GHC in consideration for $25,000,000.00, plus the amounts required to permit GHC to complete the transactions contemplated by the Transaction Agreement (the “GFL-GHC Investment”), which is currently estimated to be approximately $85,300,000.00;

(e)

the entering into by NHC and the Company of a loan agreement in a form acceptable to LAC and GFL, each acting reasonably, providing for the advance at the Closing by NHC to the Company of a loan in the aggregate principal amount of $33,300,000.00 (the “NHC Loan Agreement”);

(f)

the entering into by GHC and the Company of a loan agreement in a form acceptable to LAC and GFL, each acting reasonably, providing for the advance at the Closing by GHC to the Company of a loan in the aggregate principal amount of $25,000,000.00 (the “GHC Loan Agreement”);

(g)

the repayment by the Company to LAC of the Company-LAC Indebtedness and LAC Capital Contribution Loans, plus accrued but unpaid interest thereon (currently anticipated to be an aggregate of $31,100,000);

(h)	the entering into by GFL and LAC of a subordinated loan facility in substantially the form attached as Exhibit A (the “GFL-LAC Subordinated Loan Facility”); and
(i)

the conversion of the Company-LAC ICCs, a portion of which (having a face value of $7,600,000.00 and an Argentine value of approximately $4,700,000.00 based on current exchange rates) will be converted into equity of the Company and a portion of which (currently having a face value of $15,700,000.00 and an Argentine value of approximately $9,700,000.00 based on current exchange rates) will be converted into loans owing by the Company.

F.

In connection with the closing of the transactions contemplated by the Transaction Agreement and the completion of the transactions contemplated by this Agreement (collectively, the “Transactions”), LAC, GFL and 226 intend to enter into a shareholders agreement with respect to the Company (the “Shareholders Agreement”).

THEREFORE, the Parties agree as follows:

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Article 1
INTERPRETATION

1.1	Definitions

In addition to the other terms defined throughout this Agreement, which are listed above, the following terms shall have the following meanings when used in this Agreement:

(a)	“226” means 2265866 Ontario Inc., a corporation organized under the laws of Ontario.
(b)

“Affiliate” of any Person means, at the time such determination is being made, any other Person controlling, controlled by or under common control with such first Person, in each case, whether directly or indirectly, and “control” and any derivation thereof means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities or otherwise.

(c)

“Agreement” means this Supplemental Transaction Agreement, including all schedules, and all amendments or restatements, as permitted, and references to “Article” or “Section” mean the specified Article or Section of this Agreement.

(d)

“Bankruptcy and Equity Exception” means any bankruptcy, insolvency, fraudulent transfer or conveyance, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and any implied covenant of good faith and fair dealing.

(e)

“Business Day” means any day, other than a Saturday or Sunday, on which commercial banks located in New York, U.S.A., Santiago, Chile, Toronto, Canada, Hong Kong and Buenos Aires, Argentina are open for banking business during normal banking hours.

(f)

“Claims” means claims, demands, complaints, grievances, actions, applications, suits, causes of action, Orders, charges, indictments, prosecutions, informations or other similar processes, assessments or reassessments, judgments, debts, liabilities, penalties, fines, expenses, costs, damages or losses, contingent or otherwise, whether liquidated or unliquidated, matured or unmatured, disputed or undisputed, contractual, legal or equitable, including loss of value, professional fees, including fees and disbursements of legal counsel on a full indemnity basis, and all costs incurred in investigating or pursuing any of the foregoing or any proceeding relating to any of the foregoing, excluding exemplary, aggravated or punitive damages, unless pursuant to third party Claims.

(g)	“Closing” has the meaning given to such term in the Transaction Agreement.
(h)	“Closing Date” has the meaning given to such term in the Transaction Agreement.

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(i)	“Closing Time” has the meaning given to such term in the Transaction Agreement.
(j)	“Common Shares” has the meaning given to such term in the recitals.
(k)	“Company” has the meaning given to such term in the recitals.
(l)	“Company-LAC ICCs” has the meaning given to such term in the recitals.
(m)	“Company-LAC Indebtedness” has the meaning given to such term in the recitals.
(n)	“Vendor Services Amount” has the meaning given to such term in the recitals.
(o)	“Company-SQM ICCs” has the meaning given to such term in the recitals.
(p)	“Company-SQM Indebtedness” has the meaning given to such term in the recitals.
(q)

“Contracts” means contracts, licences, leases, agreements, obligations, promises, undertakings, understandings, arrangements, documents, commitments, entitlements or engagements to which the Company is a party or by which any of them are bound or under which the Company has, or will have, any liability or contingent liability (in each case, whether written or oral, express or implied), and includes any quotations, orders, proposals or tenders which remain open for acceptance and warranties and guarantees.

(r)

“control” (including the terms “controlled by”, “controlling”, and “under common control with”) means the possession, directly or indirectly, of the power to direct, or cause the direction of, the management policies of a Person, whether through the ownership of voting securities, by contract or credit arrangement, as trustee or executor, or otherwise.

(s)	“Deferred Payment Amount” has the meaning given to such term in the Transaction Agreement.
(t)	“Encumbrances” means pledges, liens, charges, security interests, leases, title retention agreements, mortgages, options or adverse claims or encumbrances of any kind or character whatsoever.
(u)	“Existing Shareholders Agreement” means the shareholders agreement of the Corporation, by and among SQM, LAC, 226 and the Company, dated as of March 28, 2016.
(v)	“GFL” has the meaning given to such term in the preamble.
(w)	“GFL-GHC Investment” has the meaning given to such term in the recitals.

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(x)	“GFL-GHC Investment Agreement” means a subscription agreement with respect to the GFL-GHC Investment, in form and substance satisfactory to the Parties, acting reasonably.
(y)	“GFL-LAC Subordinated Loan Facility” has the meaning given to such term in the recitals.
(z)	“GFL-NHC Investment” has the meaning given to such term in the recitals.
(aa)	“GFL-NHC Investment Agreement” means a subscription agreement with respect to the GFL-NHC Investment, in form and substance satisfactory to the Parties, acting reasonably.
(bb)

“GFL Shareholder Approval” means the approval of the shareholders of Jiangxi Ganfeng Lithium Co., Ltd. to the execution, delivery and performance under the GFL-LAC Subordinated Loan Facility, the loans contemplated by this Agreement and the Transaction Agreement and all future loans made to NHC or Minera Exar in accordance with the new Shareholders Agreement.

(cc)	“GHC” has the meaning given to such term in the recitals.
(dd)	“GHC Loan Agreement” has the meaning given to such term in the recitals.
(ee)

“Governmental Authorities” means governments, regulatory authorities, governmental departments, agencies, commissions, bureaus, officials, ministers, Crown corporations, courts, bodies, boards, tribunals or dispute settlement panels or other law, rule or regulation-making organizations or entities:

(i)	having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or
(ii)	exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power.
(ff)	“Independent Person” means a Person other a Party or an Affiliate or Representative of a Party.
(gg)	“LAC” has the meaning given to such term in the preamble.
(hh)	“LAC Capital Contribution Loans” has the meaning given to such term in the recitals.
(ii)	“LAC-NHC Investment” has the meaning given to such term in the recitals.
(jj)	“LAC-NHC Investment Agreement” means a subscription agreement with respect to the LAC-NHC Investment, in form and substance satisfactory to the Parties, acting reasonably.

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(kk)

“Laws” means applicable laws (including common law or civil law), statutes, by-laws, rules, regulations, Orders, ordinances, protocols, codes, guidelines, treaties, policies, notices, directions, decrees, judgments, awards or requirements, in each case of any Governmental Authority.

(ll)

“Loss” or “Losses” means all actually suffered or incurred and paid judgments, debts, liabilities, penalties, fines, expenses, costs, damages or losses, contingent or otherwise, whether liquidated or unliquidated, matured or unmatured, disputed or undisputed, contractual, legal or equitable, including loss of value, professional fees, including fees and disbursements of legal counsel on a full indemnity basis, and all costs incurred in investigating or pursuing any of the foregoing or any proceeding relating to any of the foregoing, excluding exemplary, aggravated or punitive damages, unless pursuant to third party Claims.

(mm)	“NHC” has the meaning given to such term in the recitals.
(nn)	“NHC Loan Agreement” has the meaning given to such term in the recitals.
(oo)	“Notice” has the meaning given to such term in Section 11.4.
(pp)

“Orders” means orders, injunctions, judgments, administrative complaints, decrees, rulings, awards, assessments, directions, instructions, penalties or sanctions issued, filed or imposed by any Governmental Authority or arbitrator.

(qq)	“Parties” means GFL and LAC, collectively, and “Party” means any one of them.
(rr)

“Person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, Governmental Authority, and where the context requires any of the foregoing when they are acting as trustee, executor, administrator or other legal representative.

(ss)	“Proceedings” means any investigations (including any audit or examination), actions, claims, suits or proceedings (public or private) by or before a Governmental Authority or any arbitrator.
(tt)	“Purchased Shares” has the meaning given to such term in the recitals.
(uu)

“Representative” means, with respect to any Person, any director, officer or employee of such Person and any agent, consultant, legal, accounting, financial or other advisor or other representative authorized by such Person to represent or act on behalf of such Person.

(vv)	“Shareholders Agreement” has the meaning given to such term in the recitals.
(ww)	“SQM” has the meaning given to such term in the preamble.
(xx)	“Transaction Agreement” has the meaning given to such term in the recitals.

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(yy)	“Transactions” has the meaning given to such term in the recitals.
1.2	Certain Rules of Interpretation

In this Agreement:

(a)	Currency – Unless otherwise specified, all references to money amounts are to lawful currency of the United States.
(b)

Definitions – Capitalized words or phrases that are defined anywhere in this Agreement, or defined by cross-reference in this Agreement to another agreement or other document, shall have the meanings so assigned to them wherever they are used in this Agreement.

(c)

Governing Law – This Agreement, and any dispute arising out of, relating to, or in connection with this Agreement shall be governed by and construed in accordance with the Laws of the Province of Ontario without giving effect to any choice or conflict of law provision or rule (whether of the Province of Ontario of any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the Province of Ontario. The Parties hereby irrevocably and unconditionally consent to and submit to the courts of the Province of Ontario for any actions, suits or proceedings arising out of or relating to this Agreement or the matters contemplated herein (and agree not to commence any action, suit or proceeding relating thereto except in such courts) and further agree that service of any process, summons, notice or document by registered mail to the addresses of the Parties set forth in this Agreement shall be effective service of process for any action, suit or proceeding brought against any Party in such court. The Parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated herein in the courts of the Province of Ontario and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum.

(d)	Headings – Headings of Articles and Sections are inserted for convenience of reference only and do not affect the construction or interpretation of this Agreement.
(e)	Including – Where the word “including” or “includes” is used in this Agreement, it means “including (or includes) without limitation”.
(f)

No Strict Construction – The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(g)	Number and Gender – Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

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(h)

Severability – If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other Parties or circumstances.

(i)

Statutory references – A reference to a statute includes all regulations and rules made pursuant to such statute and, unless otherwise specified, the provisions of any statute, regulation or rule which amends, supplements or supersedes any such statute, regulation or rule.

(j)	Time – Time is of the essence in the performance of the Parties’ respective obligations.
(k)

Time Periods – Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

1.3	Knowledge

Any reference to the knowledge of any Party means to the best of the knowledge, information and belief of such Party after reviewing all relevant records and making due inquiries regarding the relevant matter of all relevant directors, officers and employees of such Party.

1.4	Entire Agreement

This Agreement and the agreements and other documents required to be delivered pursuant to this Agreement, together with the Transaction Agreement, constitute the entire agreement between the Parties and set out all the covenants, promises, warranties, representations, conditions and agreements between the Parties in connection with the subject matter of this Agreement and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, pre-contractual or otherwise. There are no covenants, promises, warranties, representations, conditions, understandings or other agreements, whether oral or written, pre-contractual or otherwise, express, implied or collateral between the Parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement, any document required to be delivered pursuant to this Agreement, or the Transaction Agreement.

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1.5	Schedules and Exhibits
(a)	The schedules and exhibits to this Agreement, listed below, are an integral part of this Agreement:

Schedule/Exhibit	Description
Exhibit A	Form of GFL-LAC Subordinated Loan Facility
Exhibit B	Shareholders Agreement Term Sheet

Article 2
CLOSING TRANSACTIONS

2.1	Action by Parties

On the terms and subject to the conditions of this Agreement:

(a)	as promptly as practicable following the execution and delivery of this Agreement:
(i)	LAC shall cause NHC to be formed on terms reasonably acceptable to GFL and shall cause NHC to comply with the terms of this Agreement applicable to NHC.
(ii)	GFL shall cause GHC to be formed on terms reasonably acceptable to LAC and shall cause GHC to comply with the terms of this Agreement applicable to GHC.
(b)	at the Closing:
(i)	LAC and NHC shall complete the LAC-NHC Investment;
(ii)	GFL and NHC shall complete the GFL-NHC Investment;
(iii)	GFL and GHC shall complete the GFL-GHC Investment;
(iv)	NHC shall enter into the NHC Loan Agreement with the Company;
(v)	GHC shall enter into the GHC Loan Agreement with the Company;
(vi)	GFL and LAC shall enter into the GFL-LAC Subordinated Loan Facility;
(vii)	LAC and GFL shall enter into, and LAC shall cause 226 to enter into, the Shareholders Agreement; and
(viii)	LAC and GFL shall, and LAC shall cause 226 to, cause the Company to repay to LAC the LAC Capital Contribution Loans and the Company-LAC Indebtedness.

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2.2	Irrevocable Capital Commitments

Following the Closing and the closing of the transactions contemplated by the Transaction Agreement, the Irrevocable Capital Commitments purchased by GFL from SQM shall be converted into equity on a basis that does not alter the proportion of economic or voting interests in the Company as between the LAC and its Affiliates (62.5%) and GFL and its Affiliates (37.5%).

Article 3
CLOSING DELIVERIES

3.1	Closing Date Payments

At or prior to the Closing, subject to any adjustments agreed by the Parties and the parties to the Transaction Agreement:

(a)	LAC shall pay to NHC by wire transfer of immediately available funds to an account designated by NHC the amount contemplated by the LAC-NHC Investment.
(b)	GFL shall pay to NHC by wire transfer of immediately available funds to an account designated by NHC the amount contemplated by the GFL-NHC Investment.
(c)	GFL shall pay to GHC by wire transfer of immediately available funds to an account designated by GHC the amount contemplated by the GFL-GHC Investment.
(d)

LAC and GFL shall, and LAC shall cause 226 to, cause the Company to repay to LAC, by wire transfer of immediately available funds to an account designated by LAC, all outstanding amounts owing under the LAC Capital Contribution Loans and the Company-LAC Indebtedness (including any accrued and payable interest thereon).

The Parties acknowledge and agree that the foregoing payments may be satisfied by way of direction, if determined to be advisable pursuant to one or more agreed direction agreements.

3.2	GFL Closing Deliveries

At the Closing, GFL shall deliver or cause to be delivered to LAC and, if applicable, NHC or GHC:

(a)	the GFL-NHC Investment Agreement executed by GFL;
(b)	the GFL-GHC Investment Agreement executed by GFL;
(c)	the GFL-LAC Subordinated Loan Facility executed by GFL;
(d)	the NHC Loan Agreement executed by NHC;

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(e)	the GHC Loan Agreement executed by GHC;
(f)	the Shareholders Agreement executed by GFL;
(g)	a certificate from a senior officer of GFL confirming the satisfaction of the conditions set forth in Sections 6.1 and 6.2; and
(h)

all such other documentation or evidence as is necessary to establish the consummation of the Transactions and the taking of all required corporate proceedings by GFL (whether on its own behalf or in its capacity as a direct or indirect shareholder of NHC, GHC or the Company) in connection with the Transactions.

3.3	LAC Closing Deliveries

At the Closing, LAC shall deliver or cause to be delivered to GFL and, if applicable, NHC or GHC:

(a)	the LAC-NHC Investment Agreement executed by LAC;
(b)	the GFL-LAC Subordinated Loan Facility executed by LAC;
(c)	the NHC Loan Agreement executed by NHC;
(d)	the Shareholders Agreement executed by LAC and 226;
(e)	a certificate from a senior officer of LAC confirming the satisfaction of the conditions set forth in Sections 7.1 and 7.2; and
(f)

all such other documentation or evidence as is necessary to establish the consummation of the Transactions and the taking of all required corporate proceedings by LAC (whether on its own behalf or in its capacity as a direct or indirect shareholder of NHC or the Company) in connection with the Transactions.

Article 4
REPRESENTATIONS AND WARRANTIES OF GFL

GFL represents and warrants to LAC the matters set out below.

4.1	Status of GFL

GFL is a corporation existing under the laws of Hong Kong.

4.2	Due Authorization and Enforceability of Obligations

GFL has all necessary corporate power, authority and capacity to enter into this Agreement and to carry out its obligations under this Agreement.  The execution and delivery of this Agreement and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of GFL, except that the execution, delivery and performance by GFL of the

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GFL-LAC Subordinated Loan Facility and certain investments contemplated by this Agreement are subject to the receipt of GFL Shareholder Approval. This Agreement has been duly executed and delivered by each of GFL and constitutes, assuming the due authorization, execution and delivery by each of the other Parties, a valid and binding obligation of GFL enforceable against it in accordance with its terms, subject to the Bankruptcy and Equity Exception.

4.3	Absence of Conflicts

GFL is not a party to, bound or affected by or subject to any:

(a)	Contract;
(b)	charter or by-law; or
(c)	Laws or Governmental Authorizations;

that (with or without notice or the passage of time or both) would be violated, breached by, or under which default would occur or an Encumbrance would be created, or in respect of which the obligations of GFL will increase or the rights or entitlements of GFL will decrease or any obligation on the part of GFL to give notice to any Governmental Authority will arise, as a result of the execution and delivery of, or the performance of obligations under, this Agreement, except as would not, individually or in the aggregate, adversely affect or reasonably be expected to prevent or significantly impede or materially delay the ability of GFL to enter into this Agreement or the completion of any of the Transactions.

4.4	Regulatory Approvals

Except for overseas investment project filings with the National Development and Reform Commission of the People’s Republic of China and with the Ministry of Commerce of the People’s Republic of China, no approval, Order, consent of, or filing with, any Governmental Authority is required on the part of GFL in connection with the execution, delivery and performance of this Agreement or the performance of GFL’s obligations under this Agreement.

4.5	Litigation

There are no Claims or Proceedings, including appeals and applications for review, in progress or pending, or, to the knowledge of GFL, threatened against or affecting GFL before any Governmental Authority, which, if determined adversely to GFL, would,

(a)	enjoin, restrict or prohibit the transfer of all or any part of the Purchased Shares as contemplated by this Agreement, or
(b)

delay, restrict or prevent GFL from fulfilling any of its obligations set out in this Agreement or arising therefrom, and GFL has no knowledge of any existing ground on which any such action, suit, litigation or proceeding might be commenced with any reasonable likelihood of success.

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4.6	No Broker

No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s or financial advisor’s fee or commission in connection with any of the Transactions based upon arrangements made by or on behalf of GFL, other than any fees and expenses which are payable exclusively by GFL (and, for certainty, not LAC or the Company).

Article 5
REPRESENTATIONS AND WARRANTIES OF LAC

LAC represents and warrants to GFL the matters set out below:

5.1	Status of LAC

LAC is a corporation existing under the laws of British Columbia, Canada.

5.2	Due Authorization and Enforceability of Obligations

LAC has all necessary corporate power, authority and capacity to enter into this Agreement and to carry out its obligations under this Agreement.  The execution and delivery of this Agreement and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of LAC. This Agreement has been duly executed and delivered by LAC and constitutes, assuming the due authorization, execution and delivery by each of the other Parties, a valid and binding obligation of LAC enforceable against it in accordance with its terms, subject to the Bankruptcy and Equity Exception.

5.3	Absence of Conflicts

LAC is not a party to, bound or affected by or subject to any:

(a)	Contract;
(b)	charter or by-law; or
(c)	Laws or Governmental Authorizations;

that (with or without notice or the passage of time or both) would be violated, breached by, or under which default would occur or an Encumbrance would be created, or in respect of which the obligations of LAC will increase or the rights or entitlements of LAC will decrease or any obligation on the part of LAC to give notice to any Governmental Authority will arise, as a result of the execution and delivery of, or the performance of obligations under, this Agreement, except as would not, individually or in the aggregate, adversely affect or reasonably be expected to prevent or significantly impede or materially delay the ability of LAC to enter into this Agreement or the completion of any of the Transactions.

5.4	Regulatory Approvals

No approval, Order, consent of, or filing with, any Governmental Authority is required on the part of LAC in connection with the execution, delivery and performance of this Agreement or the performance of LAC’s obligations under this Agreement.

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5.5	Litigation

There are no Claims or Proceedings, including appeals and applications for review, in progress or pending, or, to the knowledge of LAC, threatened against or affecting LAC before any Governmental Authority, which, if determined adversely to LAC, would,

(a)	enjoin, restrict or prohibit the transfer of all or any part of the Purchased Shares as contemplated by this Agreement, or
(b)

delay, restrict or prevent LAC from fulfilling any of its obligations set out in this Agreement or arising therefrom, and LAC has no knowledge of any existing ground on which any such action, suit, litigation or proceeding might be commenced with any reasonable likelihood of success.

5.6	No Broker

No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s or financial advisor’s fee or commission in connection with any of the Transactions based upon arrangements made by or on behalf of LAC, other than any fees and expenses which are payable exclusively by LAC (and, for certainty, not GFL or the Company).

Article 6
CONDITIONS IN FAVOUR OF LAC

The obligation of LAC to complete the Transactions is subject to the satisfaction of, or compliance with, at or before the Closing Time, each of the following conditions precedent (each of which is acknowledged to be inserted for the exclusive benefit of LAC and may be waived by LAC in whole or in part).

6.1	Truth and Accuracy of Representations of GFL at the Closing Time

All of the representations and warranties of GFL made in or pursuant to this Agreement shall be true and correct in all material respects as at the Closing Time (other than representations and warranties that are made as of a specific date, which representations and warranties shall have been true and correct as of such date) and with the same effect as if made at and as of the Closing Time (except as such representations and warranties may be affected by the occurrence of events or transactions expressly contemplated and permitted by this Agreement) and LAC shall have received a certificate from a senior officer of GFL confirming the foregoing on behalf of GFL.

6.2	Performance of Obligations

GFL shall have performed or complied in all material respects with all of its obligations and covenants under this Agreement and LAC shall have received a certificate from a senior officer of GFL confirming on behalf of GFL such performance or compliance.

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6.3	No Proceedings

There shall not be in effect on the Closing Date any Order or Law restraining, enjoining or otherwise prohibiting or making illegal, and there shall be no pending or threatened Claim of a Governmental Authority which if successful would reasonably be expected to restrain, enjoin or otherwise prohibit, the consummation of the Transactions.

6.4	Transaction Agreement

The transactions contemplated by the Transaction Agreement shall have been consummated or be consummated concurrently, in accordance with their respective terms.

Article 7
Conditions in Favour of GFL

The obligations of GFL to complete the Transactions is subject to the satisfaction of or compliance with, at or before the Closing Time, each of the following conditions precedent (each of which is acknowledged to be inserted for the exclusive benefit of GFL and may be waived by them in whole or in part).

7.1	Truth and Accuracy of Representations of LAC at the Closing Time

All of the representations and warranties of LAC made in or pursuant to this Agreement shall be true and correct in all material respects as at the Closing Time (other than representations and warranties that are made as of a specific date, which representations and warranties shall have been true and correct as of such date) and with the same effect as if made at and as of the Closing Time (except as such representations and warranties may be affected by the occurrence of events or transactions expressly contemplated and permitted by this Agreement) and GFL shall have received a certificate from a senior officer of LAC confirming the foregoing on behalf of LAC.

7.2	Performance of Obligations

LAC shall have performed or complied with in all material respects all of its obligations and covenants under this Agreement and GFL shall have received a certificate from a senior officer of LAC confirming on behalf of LAC such performance or compliance.

7.3	No Proceedings

There shall not be in effect on the Closing Date any Order or Law restraining, enjoining or otherwise prohibiting or making illegal, and there shall be no pending or threatened Claim of a Governmental Authority which if successful would reasonably be expected to restrain, enjoin or otherwise prohibit, the consummation of the Transactions.

7.4	Transaction Agreement

The transactions contemplated by the Transaction Agreement shall have been consummated or be consummated concurrently, in accordance with their respective terms.

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7.5	GFL-LAC Subordinated Loan Facility Shareholder Approval

In addition to the other conditions set forth in this Article 7, the provision of the loan under the GFL-LAC Subordinated Loan Facility (but, for certainty, no other Transactions contemplated by this Agreement) is subject to the receipt of GFL Shareholder Approval, provided that, if GFL Shareholder Approval has not been obtained on the Closing Date, GFL shall consummate the Transactions contemplated by this Agreement and the Transaction Agreement (other than the execution and delivery of the GFL-LAC Subordinated Loan Facility) and shall use best efforts to continue to seek until obtained GFL Shareholder Approval.

Article 8
Termination

8.1	Termination

This Agreement shall terminate automatically upon termination of the Transaction Agreement and may be terminated on or prior to the Closing Date by the written agreement of LAC and GFL.

8.2	Effect of Termination

If this Agreement is terminated under Section 8.1, all further rights and obligations of the Parties under this Agreement shall terminate immediately (except in respect of any breach arising prior to such termination), except that the provisions of Article 1 [Interpretation], this Article 8 [Termination], Section 9.2 [Confidentiality] and Article 11 [General] shall survive such termination and continue in full force and effect.

Article 9
COVENANTS

9.1	Notice by the Parties of Certain Matters

Prior to the Closing, LAC shall promptly provide to GFL a copy of any notice received or delivered by LAC from or to another party to the Transaction Agreement pursuant to the terms of the Transaction Agreement.

9.2	Confidentiality

From and after the Closing, GFL shall, and shall cause each of its Affiliates and each of its and their respective Representatives to, keep confidential all information relating to LAC or the Company (including all information constituting “Confidential Information” as such term is defined in the Existing Shareholders Agreement), other than information which:

(a)	is part of the public domain;
(b)	becomes part of the public domain other than as a result of a breach of these provisions by GFL;

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(c)	was received in good faith after Closing from an Independent Person who was lawfully in possession of such information free of any obligation of confidentiality; or
(d)	GFL or any of its Affiliates is required to disclose pursuant to applicable Laws or stock exchange rules.
9.3	Actions to Satisfy Closing Conditions

During the period from the date hereof until the earlier of the Closing Time and the time that this Agreement is terminated in accordance with its terms, and subject to the terms and conditions of this Agreement:

(a)

each of the Parties shall use commercially reasonable efforts to take or cause to be taken all actions and to do or cause to be done all things necessary under the terms of this Agreement or under applicable Laws to cause the satisfaction of the conditions set forth in Article 6 and Article 7 and to consummate the Transactions, and the Parties shall reasonably cooperate with each other with respect to each of the foregoing; and

(b)

each of the Parties shall not take any action, shall refrain from taking any action, and shall not permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to, individually or in the aggregate, materially impede or materially delay the consummation of the Transactions.

(c)

The Parties shall proceed forthwith and in good faith, and will use commercially reasonable efforts in respect thereof, to negotiate and finalize a mutually acceptable Shareholders Agreement prior to Closing, and agree to execute the Shareholders Agreement if, as and when Closing occurs.  The Shareholders Agreement will incorporate the terms and conditions set forth in Exhibit B and such other terms and conditions as may be agreed by the Parties.

9.4	Public Notices

The Parties shall jointly plan and co-ordinate any public notices, press releases, and any other publicity concerning the Transactions, and no Party shall disseminate any such public notices, public releases or other publicity without the prior written approval of the other Party, such approval not to be unreasonably withheld, conditioned or delayed, unless such disclosure is required to meet timely disclosure obligations of any Party under applicable Laws or stock exchange rules in circumstances where prior consultation with the other Party is not practicable and a copy of such disclosure is provided to the other Party as soon as is reasonably practicable.

9.5	GFL Regulatory Approval

GFL and Jiangxi Ganfeng Lithium Co., Ltd. shall, as promptly as practicable after the date of this Agreement make the overseas investment project filings with the National Development and Reform Commission of the People’s Republic of China and with the Ministry of Commerce of the People’s Republic of China.

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9.6	GFL Shareholder Approval
(a)

GFL and Jiangxi Ganfeng Lithium Co., Ltd. shall, as promptly as practicable after the date of this Agreement, seek, and continue to use best efforts to seek until obtained, the GFL Shareholder Approval.

(b)	If GFL Shareholder Approval is not obtained:
(i)	in lieu of the GFL-LAC Subordinated Loan Facility, GFL shall sell, transfer, convey and assign to LAC an aggregate 10% off-take interest from the Company (of its total 37.5%) for no consideration;
(ii)

in lieu of the funding for the GHC Loan Agreement being advanced by way of indebtedness, GHC shall contribute the $25,000,000 to be provided under the GHC Loan Agreement to the Company as an equity investment, such investment to be made in a manner that does not alter the proportion of economic or voting interests in the Company as between the LAC Group and the GFL Group; and

(iii)

any other funding proposed to be made by the GFL Group to the Company or NHC shall be made in a manner that does not alter the proportion of economic or voting interests in the Company as between the LAC Group and the GFL Group.

Article 10
INDEMNIFICATION

10.1	Survival

All representations, warranties and covenants contained in or made pursuant to this Agreement on the part of each of the Parties shall survive and shall not merge following any or all of the following:

(a)	the Closing; and
(b)	the completion of any or all of the Transactions.
10.2	Indemnification by GFL

GFL shall indemnify and save harmless LAC from and against all Losses, whether or not arising due to third party Claims, which LAC may suffer or incur, directly or indirectly, as a result of or in connection with or arising from:

(a)	any non-fulfilment or breach of any covenant or agreement on the part of GFL contained in or made pursuant to this Agreement; and
(b)	any misrepresentation or any incorrectness in or breach of any representation or warranty of GFL contained in or made pursuant to this Agreement.

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10.3	Indemnification by LAC

LAC shall indemnify and save harmless GFL from and against all Losses, whether or not arising due to third party Claims, which GFL may suffer or incur, directly or indirectly, as a result of or in connection with or arising from:

(a)	any non-fulfilment or breach of any covenant or agreement on the part of LAC contained in or made pursuant to this Agreement; and
(b)	any misrepresentation or any incorrectness in or breach of any representation or warranty of LAC contained in or made pursuant to this Agreement.
10.4	Exclusive Remedy

From and after Closing and subject to Section 11.2, the rights of indemnity set forth in this Article 10 are the sole and exclusive remedy of each Party in respect of any misrepresentation, incorrectness in or breach of any representation or warranty, or breach of covenant, by the other Party under this Agreement. Accordingly, the Parties waive, from and after the Closing, any and all rights, remedies and claims that one Party may have against the other, whether at law, under any statute or in equity, or otherwise, directly or indirectly, relating to the provisions of this Agreement or the Transactions other than as expressly provided for in this Article 10, other than those arising with respect to any fraud or wilful misconduct and other than those provided for in other agreements or certificates delivered pursuant to this Agreement. The Parties agree that if any Claim for indemnification is made by one Party in accordance with Section 10.2 or Section 10.3 as the case may be, and there has been a refusal by the other Party to make payment or otherwise provide satisfaction in respect of such Losses, then a legal proceeding is the appropriate means to seek a remedy for such refusal. This Article 10 shall remain in full force and effect in all circumstances and shall not be terminated by any breach (fundamental, negligent or otherwise) by any Party of its representations, warranties or covenants under this Agreement or under any Closing document or by any termination or rescission of this Agreement by any Party.

Article 11
GENERAL,

11.1	Non-Waiver

No waiver of any condition or other provisions, in whole or in part, shall constitute a waiver of any other condition or provision (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

11.2	Specific Performance

Notwithstanding Section 10.4, the Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The Parties

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acknowledge and agree (and further agree not to take any contrary position in any litigation concerning this Agreement) that (a) the Parties shall be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts of the Province of Ontario without proof of damages or otherwise, and that such relief may be sought in addition to and shall not limit, diminish, or otherwise impair, any other remedy to which they are entitled under this Agreement, at law, in equity or otherwise, (b) the provisions set forth in Article 8 are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and shall not be construed to limit, diminish or otherwise impair in any respect any Party’s right to specific enforcement, and (c) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, the Parties would not have entered into this Agreement. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (A) the other Parties have an adequate remedy at law or (B) an award of specific performance is not an appropriate remedy for any reason at law or equity. The Parties acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

11.3	Expenses

Except as otherwise provided in this Agreement each Party shall pay all costs and expenses (including the fees and disbursements of legal counsel and other advisers) it incurs in connection with the negotiation, preparation and execution of this Agreement and the Transactions. For the avoidance of doubt, none of such expenses will be for the account of the Company.

11.4	Notices

Any notice, consent or approval required or permitted to be given in connection with this Agreement (in this Section referred to as a “Notice”) shall be in writing and shall be sufficiently given if delivered (whether in person, by courier service or other personal method of delivery), or if transmitted by e-mail:

(a)	in the case of a Notice to GFL at:

GFL International Co., Ltd.

Room 2103, Tung Chiu Commercial Centre
193 Lockhart Road
Wan Chai, Hong Kong

Attention:Haibing Shen
Email: [redacted – personal information]

with copies (which shall not constitute notice)

Gowling WLG (Canada) LLP

550 Burrard Street, Suite 2300, Bentall 5

Vancouver, BC V6C 2B5 Canada

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Attention:Linda J. Hogg

E-mail:linda.hogg@gowlingwlg.com

(b)	in the case of a Notice to LAC at:

Lithium Americas Corp.
1150-355 Burrard Street
Vancouver, BC V6C 2G8
Canada

Attention:Tom Hodgson
E-mail:[redacted – personal information]

with a copy (which shall not constitute notice) to:

Osler, Hoskin & Harcourt LLP
Suite 6200, 1 First Canadian Place
Toronto, ON M5X 1B8
Canada

Attention:Emmanuel Pressman
E-mail:epressman@osler.com

Any Notice delivered or transmitted to a Party as provided above shall be deemed to have been given and received on the day it is delivered or transmitted, provided that it is delivered or transmitted on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if the Notice is delivered or transmitted after 5:00 p.m. local time or if such day is not a Business Day then the Notice shall be deemed to have been given and received on the next Business Day.

Any Party may, from time to time, change its address by giving Notice to the other Parties in accordance with the provisions of this Section.

11.5	Assignment

No Party may assign this Agreement or any rights or obligations under this Agreement without the prior written consent of the other Party.

11.6	Enurement

This Agreement enures to the benefit of and is binding upon the Parties and their respective successors (including any successor by reason of amalgamation of any Party) and permitted assigns.

11.7	Amendment

No amendment, supplement, modification or waiver or termination of this Agreement and, unless otherwise specified, no consent or approval by any Party, is binding unless executed in writing by the Party to be bound thereby.

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11.8	Further Assurances

The Parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the Transactions, and each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Closing.

11.9	Execution and Delivery

This Agreement may be executed by the Parties in counterparts and may be executed and delivered by facsimile or other electronic means and all such counterparts and facsimiles or other electronic deliveries together constitute one and the same agreement.

(Signature page follows)

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IN WITNESS OF WHICH the Parties have executed this Agreement.

GFL INTERNATIONAL CO., LTD.
By:	“Wang Xiaoshen”
Name: Wang Xiaoshen
Title: Executive Director

Signature Page to Supplemental Transaction Agreement

LEGAL_1:50904364.3

LITHIUM AMERICAS CORP.
By:	“W. Thomas Hodgson”
Name: W. Thomas Hodgson
Title: Chief Executive Officer

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Exhibit A
Form of GFL-LAC SUBORDINATED LOAN FACILITY

(see attached)

LEGAL_1:50593695.2

LIMITED RECOURSE SUBORDINATED LOAN AGREEMENT

THIS AGREEMENT dated ____________, 2018

BETWEEN:

GFL INTERNATIONAL CO., LTD., having an address at GFL International Co., Ltd., Room 2103, Tung Chiu Commercial Centre, 193 Lockhart Road, Wan Chai, Hong Kong (hereinafter the “Lender”)

AND:

LITHIUM AMERICAS CORP., having an address a 1150-355 Burrard Street, Vancouver, BC, V6C 2G8, Canada

(hereinafter the “Borrower”)

WHEREAS:

A.

The Borrower wishes to borrow from the Lender the sum of up to ONE HUNDRED MILLION dollars (US$100,000,000) and the Lender has agreed to lend to the Borrower the sum of up to ONE HUNDRED MILLION dollars (US$100,000,000) (the “Principal Amount”) on the terms and conditions outlined in this Agreement;

B.

The Borrower, as borrower, is also party to an Amended and Restated Credit Agreement and Guarantee Agreement dated as of July 14, 2017 (as amended, the “Senior Credit Agreement”) with the Lender and BCP Innovation Pte Ltd. in their capacity as lenders (together, in such capacity, the “Senior Lenders”) and 2265866 Ontario Inc., Lithium Nevada Corporation and JK Project LLC, as guarantors, and BNY Trust Company of Canada as administrative agent for the Senior Lenders and The Bank of New York Mellon as collateral agent for the Senior Lenders;

C.	The Borrower and the Lender have agreed that the Lender’s right to repayment of the Loan will be subordinate to the rights of the Senior Lenders under the Senior Credit Agreement;
D.

The Borrower, directly or indirectly, owns shares and loans in Minera Exar S.A. (“Minera Exar”), a company domiciled in Argentina, which intends to develop, construct, own and operate the Cauchari-Olaroz Project; and

E.

Subject to Recital C., the Borrower and the Lender have agreed that the Lender’s recourse to repayment of the Loan shall be limited to fifty percent (50%) of any, or after an Event of Default, to all (100%), the Minera Exar Distributions (as defined below),

NOW THEREFORE the parties agree as follows:

1.	Defined Terms
1.1	The following terms have the following meanings in this Agreement:
(a)	“Advance” has the meaning ascribed in Section 2.2 hereof;

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(b)	“Agreed Currency” has the meaning ascribed thereto in Section 14.1(a) hereof;
(c)	“Agreement” means this Agreement as amended or modified and in effect;
(d)	“Conditions Precedent” shall mean the conditions precedent as described in detail in Section 6 hereof;
(e)	“Event of Default” has the meaning ascribed thereto in Section 8.2 hereof;
(f)	“Interest Payment Date” has the meaning given in the Senior Credit Agreement;
(g)	“Interest Period” means each six-month period beginning on an Interest Payment Date and ending on the immediately succeeding Interest Payment Date;
(h)

“LAC Party” means any of the Borrower, 2265866 Ontario Inc. or [Netherlands Newco][1] and any other company that from time to time has the Borrower as a direct or indirect parent and Minera Exar as a direct or indirect subsidiary;

(i)	“Legal Fees” has the meaning ascribed thereto in Section 10 hereof;
(j)

“LIBOR” means, on any day in any Interest Period, the rate per annum determined by the Lender to be the offered rate which appears on the page of the Reuters Screen which displays the London interbank offered rate administered by ICE Benchmark Administration Limited, for deposits in United States Dollars, such page currently being the LIBOR01 page (or on any successor or substitute page of such service, or any successor to or substitute for such service, providing rate quotations comparable to those currently provided on such page, as determined by the Lender from time to time for purposes of providing quotations of interest rates applicable to United States dollar deposits in the London interbank market), for delivery on the first day of such Interest Period, with a term equivalent to such Interest Period, determined as of approximately 11:00 a.m. (London, England time), two business days prior to the commencement of such Interest Period, provided that, if at any time the Lender determines (which determination shall be conclusive absent manifest error) that LIBOR is no longer available for determining interest rates for loans, then the Lender and the Borrower shall endeavor to establish an alternate rate of interest to LIBOR that gives due consideration to the then prevailing market convention for determining a rate of interest for syndicated loans in the

[1]	To be completed prior to execution once entity has been incorporated.

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United States at such time, and shall enter into an amendment to this Agreement to reflect such alternate rate of interest and such other related changes to this Agreement as may be applicable;
(k)	“Loan” means the Principal Amount, together with all accrued and unpaid interest, plus any Legal Fees;
(l)	“Loan Payment” has the meaning ascribed thereto in Section 4.1 hereof;
(m)	“Minera Exar” has the meaning ascribed thereto in Recital D hereof;
(n)

“Minera Exar Distributions” means: (i) any payments (including any principal, interest, indemnification or reimbursement payments) made by Minera Exar to any LAC Party in connection with any loans (the “Minera Loans”); (ii) any dividends, return of capital, distributions or other similar payments made by Minera Exar to any LAC Party; and (iii) all contractual rights associated with (i) and (ii) above.

(o)

“Minera Exar JV Documents” means all agreements and documents governing Minera Exar, the Cauchari-Olaroz Project and the property related thereto, including, without limitation, the shareholders agreement governing Minera Exar;

(p)	“Payment Currency” has the meaning ascribed thereto in Section 14.1(a) hereof;
(q)	“Principal Amount” has the meaning ascribed thereto in Recital A hereof;
(r)	“Senior Credit Agreement” has the meaning ascribed thereto in Recital B hereof; and
(s)	“Senior Lenders” has the meaning ascribed thereto in Recital B hereof and includes any successor and assign.
1.2	All statements of or references to dollar amounts in this Agreement mean U.S. dollars.
1.3

In this Agreement “business day” means any day, other than a Saturday or Sunday, on which commercial banks located in New York (U.S.A.), Toronto (Canada), Hong Kong and Buenos Aires (Argentina) are open for banking business during normal banking hours.

2.	Advances
2.1

The Lender agrees, on the terms and conditions of this Agreement, to advance the Principal Amount in favour of the Borrower in the aggregate principal amount of up to ONE HUNDRED MILLION DOLLARS (US$100,000,000).

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2.2	Upon satisfaction of the Conditions Precedent, the Principal Amount shall be available to the Borrower in multiple advances (each an “Advance”) on the following terms and conditions:
(a)	the Borrower gives the Lender written notice of a request for an Advance at least 20 business days prior to the date of such Advance; and

(b)the Advance requested must be in a minimum amount of $10,000,000.

2.3	Advances hereunder are available until December 31, 2025, after which time the Lender is under no obligation to make further advances.
3.	Interest

Interest on the Principal Amount of all Advances outstanding from time to time shall accrue at the rate equal to LIBOR plus 550 basis points per annum (subject to an aggregate maximum per annum rate of 10%) until repayment of all Advances, plus all accrued interest due thereon, in full. Interest shall be calculated from the date of the first Advance and initially compounded on the date of the first interest payment made pursuant to Section 4.2. Thereafter, interest shall be compounded semi-annually, not in advance. Interest shall be calculated on a daily basis on the basis of a 360 day year.

4.	Repayment
4.1

Prior to an Event of Default and subject to Section 5 hereof, the Borrower shall pay, and shall cause each other LAC Party to pay, to the Lender fifty percent (50%) of all present and future Minera Exar Distributions (each, a “Loan Payment”), free of all set-off and claims, until the Loan is indefeasibly repaid in cash in full, and each Loan Payment shall be applied as follows:

(a)first, in respect of any indemnified amounts due hereunder;

(b)second, to accrued and unpaid interest owing hereunder; and

(c)third, to any principal amounts outstanding hereunder.

4.2

The Borrower shall make interest payments on all Advances outstanding from time to time, payable annually in arrears on Principal Payment Dates (as defined in the Senior Credit Agreement), until the Loan has been repaid in full; provided however, that notwithstanding that interest will continue to accrue and compound pursuant to Section 3, no such interest payment shall be payable unless:

(a)

there are excess Minera Exar Distributions after making all payments to the Senior Lenders required as at such time under the Senior Credit Agreement to keep the Senior Credit Agreement in good standing; and

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(b)	such payment is a permitted Restricted Payment (as defined in the Senior Credit Agreement) pursuant to Section 8.2(5) of the Senior Credit Agreement.

For greater certainty, if the Borrower has made any Loan Payment, such interest payments shall only be due and payable to the extent interest remains due and payable after any applicable Loan Payments.

4.3	The Loan shall remain outstanding until sufficient Loan Payments have been made or realized to satisfy all amount under the Loan.
4.4	Amounts repaid pursuant to this Section 4 may not be re-borrowed.
4.5

Subject to Section 5 hereof, the Borrower may prepay all or any portion of the Loan (first, in respect of any indemnified amounts due hereunder; second, to accrued and unpaid interest owing hereunder; and  third, to any principal amounts outstanding hereunder), at any time and from time to time without bonus or penalty on not less than 10 days’ prior written notice or payment of an amount equal to 10 days’ interest.

5.	Subordination

The Borrower’s obligation to make Loan Payments or interest payments hereunder is subject to the Borrower’s obligations to the Senior Lenders under the Senior Credit Agreement, and the Lender’s right to accept Loan Payments or interest payments is subordinate to the Senior Lenders’ right to repayment under the Senior Credit Agreement.  At no time shall the Borrower be required to make any Loan Payment or interest payment in contravention of the terms and conditions of the Senior Credit Agreement.  For greater certainty, it is understood between the Borrower and the Lender that provided there has been no breach or default under the terms of the Senior Credit Agreement, the Borrower is permitted by the terms of the Senior Credit Agreement to make the interest payments required by Section 4.2 hereof.

6.	Conditions Precedent
6.1

As a condition precedent to each Advance hereunder, the Lender must be satisfied that no Event of Default has occurred and no event has occurred which, with the passage of time, could reasonably be expected to give rise to an Event of Default.

6.2	The conditions precedent are for the sole benefit of the Lender and may be waived by the Lender in whole or in part at any time.
7.	Covenants
7.1	The Borrower shall:
(a)	subject to Section 5 hereof, within 3 business days of receipt of a Minera Exar Distribution, duly and punctually pay a Loan Payment to the Lender;

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(b)	make all interest payments when due as required Section 4.2;
(c)	provide, and cause each LAC Party to provide, the Lender with all such information and documents as the Lender may reasonably require in order to carry out the intention of this Agreement;
(d)	do all acts required to maintain the corporate existence of the Borrower and each LAC Party;
(e)

observe and perform, and cause each LAC Party to observe and perform, its obligations under the Senior Credit Agreement, and provide to the Lender written notice of any Event of Default (as defined in the Senior Credit Agreement);

(f)	give the Lender written notice of any Event of Default promptly on the occurrence of such an event; and
(g)	cause each of the LAC Parties to distribute to the Borrower all Minera Exar Distributions received by them.
7.2	The Borrower shall not:
(a)

and shall not allow any LAC Party to, alter any of its constating documents or its corporate organization or any of the Minera Exar JV Documents in any way that would adversely affect the rights of the Lender or impair the Loan;

(b)

create, assume or have outstanding, or allow any LAC Party to create, assume or have outstanding, any mortgage, charge, pledge, assignment or other encumbrance on the Minera Exar Distributions other than as required by the Senior Credit Agreement;

(c)

create, assume or have outstanding, or allow any LAC Party to create, assume or have outstanding, any pledge, assignment or other encumbrance on the shares of Minera Exar owned by the LAC Parties or debt obligations of Minera Exar owing to the LAC Parties, other than: (i) as exist or may exist from time to time pursuant to the Senior Credit Agreement; or (ii) in connection with any financing intended to refinance or replace the Senior Credit Agreement and subject to the consent of the Senior Lenders under the Senior Credit Agreement;

(d)	incur any debt without the prior written consent of the Lender, acting reasonably;
(e)	dispose, or cause any LAC Party to dispose, of any of its assets, except in the ordinary course of business;

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(f)

sell, dispose, transfer or assign the Minera Loans or any shares it holds in Minera Exar; reduce or forgive the principal amount or the rate of interest under the Minera Loans; vote the shares it holds in Minera Exar in any manner which may negatively impact the Lender or the Loan, or permit any LAC Party to do any of the foregoing; and

(g)	do any act which could adversely affect the Borrower or any LAC Party’s right to receive Minera Exar Distributions.
7.3	The covenants set forth in sections 7.1 and 7.2 shall remain in effect and apply so long as there are any amounts outstanding under the Loan.
8.	Default
8.1	Upon the occurrence of an Event of Default the Lender may, in its discretion and in addition to any other rights and powers held by the Lender, and subject always to Section 9 hereof:
(a)

declare the whole or any part of the Loan to be in default and immediately due and payable and thereupon the Loan and all other amounts owing hereunder will immediately become due and payable without presentment, demand, protest or notice of any kind, all of which are expressly waived by the Borrower;

(b)	demand payment of the Loan, and all other amounts owing hereunder, from the Borrower; and
(c)	subject to Section 5, without notice to the Borrower, provide written demand to Minera Exar that 100% Minera Exar Distributions going forward be made directly to the Lender.
8.2	For the purposes of this Agreement, an “Event of Default” will mean any one of the following:
(a)	the Borrower or any LAC Party fails to pay a Minera Exar Distribution when due and such non-payment continues for 3 business days;
(b)

any default or breach by the Borrower of the covenants, representations or warranties under this Agreement that has not been cured within 10 business days of the Borrower being notified by the Lender of the default or breach;

(c)	any default or event of default under the Senior Credit Agreement;
(d)

if the Borrower or any other LAC Party makes an assignment for the benefit of its creditors, or if the Borrower or any other LAC Party makes a proposal to its creditors or if any receivership, bankruptcy, reorganization, arrangement, debtor’s relief or other insolvency proceedings involving the

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Borrower or any other LAC Party as a debtor is commenced, whether by the Borrower, any other LAC Party or any third party;
(e)

if Minera Exar makes an assignment for the benefit of its creditors, or if Minera Exar makes a proposal to its creditors or if any receivership, bankruptcy, reorganization, arrangement, debtor’s relief or other insolvency proceedings involving Minera Exar as a debtor is commenced, whether by Minera Exar or any third party;

(f)	any Change of Control (as defined in the Senior Credit Agreement) at the Borrower or Minera Exar level;
(g)	any judgment or order for the payment of money in excess of US$5,000,000 is rendered against the Borrower or any other LAC Party and its remains unstayed for at least 30 days;
(h)	an event or circumstance occurs which would have a Material Adverse Effect (as defined in the Senior Credit Agreement) with respect to the Borrower or any other LAC Party;
(i)	an Event of Abandonment (as defined in the Senior Credit Agreement) occurs and is continuing; and
(j)

the Borrower or any other LAC Party is in default of its obligations under the applicable “Investor Rights Agreement” that has not been cured within 30 days of the Borrower being notified by the Lender of the default or breach.

9.	Limited Recourse

Notwithstanding anything contained herein to the contrary but subject to Section 5 hereof, the recourse of the Lender under this Agreement is limited to the exercise and enforcement of the Lender’s realization rights against all (100%) of the Minera Exar Distributions.  Subject to Section 5 hereof, the sole recourse of the Lender against the Borrower or any other LAC Party is with respect to the Lender’s right to sue, seize, collect or otherwise realize upon all (100%), the Minera Exar Distributions.  Subject to Section 5 hereof, the Lender shall have no right to enforce against any of the Borrower’s property or assets other than all (100%) of the Minera Exar Distributions.

10.	Expenses

The Borrower shall pay all expenses and fees and any other charges or amounts incurred by the Lender in connection with the negotiation and implementation of this Agreement and any realization or enforcement actions taken under this Agreement, including but not limited to legal, accounting and advisory fees (collectively, “Legal Fees”).

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11.	Representations and Warranties
11.1	The Borrower represents and covenants to the Lender that:
(a)	it has full power, capacity, authority and legal right to borrow in the manner and on the terms and conditions set out in this Agreement;
(b)	it is not in default under any agreement or instrument to which it is a party and which default would materially adversely affect its ability to observe and perform its obligations hereunder;
(c)

there are no pending or threatened actions or proceedings against it or any LAC Party before any court or administrative agency which may materially adversely affect its financial condition or, in the case of the Borrower, its obligations to fulfill the terms of this Agreement;

(d)

it, and each LAC Party, is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has all requisite power and authority to own its assets and to carry on its business as such business is presently carried on;

(e)

it has full power, capacity, authority and legal right to execute and deliver this Agreement and to do all such acts and things as are required to be done, observed and performed in accordance with the terms of this Agreement;

(f)

all corporate acts and proceedings necessary to authorize the execution, delivery and performance of this Agreement have been duly taken by it and this Agreement has been duly executed and delivered by it and constitutes valid and legally binding agreement of it, enforceable against it in accordance with the terms hereof; and

(g)

the execution and delivery of this Agreement and the performance of or compliance with the terms of this Agreement will not result in a breach or constitute a default under, or require any consent under the terms or conditions of any agreement or instrument to which it is a party or by which it is bound.

12.	Indemnification

Section 12.4 of the Senior Credit Agreement, as it applies to the Borrower and each other LAC Party, is incorporated by reference and the Lender shall be entitled to all of the indemnification rights and benefits afforded to the Senior Lenders thereunder.

13.	Non-Assignment

The Borrower may not assign any of its rights under this Agreement without the consent of the Lender, which consent may be unreasonably withheld. The Lender may assign its rights and

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obligations under this Agreement upon written notice thereof to the Borrower and without the consent of the Borrower.

14.	Currency
14.1	If:
(a)

any amount payable by the Borrower under this Agreement is received by the Lender in a currency (the “Payment Currency”) other than U.S. dollars (the “Agreed Currency”), whether voluntarily or pursuant to an order, judgment or decision of any court, tribunal, arbitration panel or administrative agency or as a result of any bankruptcy, receivership, liquidation or other insolvency type proceedings or otherwise; and

(b)	the amount so produced by converting the Payment Currency so received into the Agreed Currency is less than the relevant amount of the Agreed Currency;

then

(c)

the amount so received shall constitute a discharge of the liability of the Borrower under this Agreement only to the extent of the amount produced pursuant to the conversion described in clause (ii) above; and;

(d)	the Borrower shall indemnify and save the Lender harmless from and against such deficiency and any loss or damage arising as a result thereof.
14.2

Any conversion pursuant to this Agreement shall be made at the prevailing rate of exchange on the date the Payment Currency is received and in such market as is determined by the Lender, in its sole discretion, as being the most appropriate for such conversion. The Borrower shall in addition pay the costs of such conversion.

15.	Amendment

No amendment, waiver or modification of this Agreement in whole or in part will be enforceable against the Lender unless it is in writing expressed to be a modification of this Agreement.

16.	Binding Effect

This Agreement shall be binding on the Borrower, and its successors and assigns and shall enure to the benefit of the Lender and its successors and assigns.

17.	Time is of the Essence

Time is of the essence of this Agreement.

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18.	Further Assurances

The Borrower hereby covenants and agrees to execute such further and other documents and instruments and to do such further acts and other things as may be required by the Lender to implement and carry out the intent of this Agreement.

19.	Governing Law

This Agreement shall be exclusively governed by and construed in accordance with the laws of Ontario, Canada which shall be deemed to be the proper law hereof. The parties hereto hereby attorn to the non-exclusive jurisdiction of the courts of Ontario, Canada.

20.	Headings

The headings appearing in this Agreement have been inserted for reference and as a matter of convenience and in no way define, limit or enlarge the scope or meaning of this Agreement or any provision hereof.

21.	Notice

All notices, demands and payments required or permitted to be given hereunder shall be in writing and may be delivered personally, sent by email or may be forwarded by first class prepaid registered mail to the addresses or email addresses set forth on the first page of this Agreement or at such other address or addresses or email addresses as may from time to time be notified in writing by the parties hereto. Any notice delivered or sent by email shall be deemed to have been given and received at the time of delivery, unless delivered or sent after 4:00 p.m. Eastern time on any business day, or delivered or sent on a day other than a business day, in which case such email shall be deemed to have been given and received at 9 a.m. Eastern time on the following business day. Any notice mailed as aforesaid shall be deemed to have been given and received on the expiration of 48 hours after it is posted, provided that if there shall be between the time of mailing and the actual receipt of the notice a mail strike, slowdown or other labour dispute which might affect the delivery of such notice by mail, then such notice shall only be effective if actually delivered.

22.	Severability

Should any part of this Agreement be declared or held invalid for any reason, such invalidity shall not affect the validity of the remainder which shall continue in force and effect and be construed as if this Agreement had been executed without the invalid portion and it is hereby declared the intention of the parties hereto that this Agreement would have been executed without reference to any portion which may, for any reason, be hereafter declared or held invalid.

23.	Counterparts

This Agreement may be simultaneously executed in several counterparts, each of which shall be an original and all of which shall constitute but one and the same instrument. The exchange of copies of this Agreement and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of this Agreement as to the parties hereto and may be used in lieu of the original Agreement for all purposes. Signatures of the parties hereto transmitted by facsimile or PDF shall be deemed to be their original signatures for all purposes.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

LITHIUM AMERICAS CORP. _____________________________________ Name: Title:
GFL INTERNATIONAL CO., LTD. _____________________________________ Name: Title:

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Exhibit B
SHAREHOLDERS AGREEMENT TERM SHEET

(see attached)

SHAREHOLDERS AGREEMENT TERM SHEET

This Shareholder Agreement Term Sheet set forth the principal binding and indicative terms that will be incorporated into the Shareholder Agreement, upon the execution and delivery of such documents.

1. Parties	● LAC and 226 (“LAC Group” or “Majority Participant”) ● GFL and GHC (“GFL Group” or “Minority Participant”) ● NHC ● Minera Exar (“Exar”)
2. Structure

●   Shareholder agreement (the “Shareholder Agreement”) between LAC Group and GFL Group (each, a “Participant”) will govern the entities jointly owned by the LAC Group and the GFL Group, being NHC and Exar.

●   The Shareholder Agreement will reflect governance of the jointly-owned entities by their respective boards of directors and by a management committee (the “Management Committee”).

●   The Exar by-laws will be amended to reflect the terms of the Shareholder Agreement.

3. Participant Interests

●   62.5% LAC Group/37.5% GFL Group in respect of each of NHC and Exar

●   Constituent parts of the Participant Interests will consist of: (i) shares of Exar; (ii) shares of NHC; and (iii) loans by Participants to NHC. Each Participant will hold a proportionate interest in each component part of the Participant Interest.

●   Additional funding or contributions by either Participant (e.g. GHC loan to Exar at Closing; or the GFL-LAC Credit Agreement) to be addressed separately and in the relevant agreements governing such matters and the Shareholder Agreement.

●   Changes to Participant Interest will require adjustments to each constituent part to ensure all parts of the Participant Interest remain equal (e.g. where there is a failure to fund a loan to NHC under a cash call that results in dilution of a Participant Interest, the shares of Exar and NHC held by that Participant will also be adjusted).

●   [redacted – commercially sensitive information relating to interest adjustment mechanism].

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4. Management Committee

●   Management Committee will consist of 3 representatives of Majority Participant and 2 representatives of Minority Participant.

●   Notwithstanding the number of representatives of a Participant at a meeting, voting power on the Management Committee will correspond to the Participant Interest of each Participant.  Quorum for Management Committee meetings to be at least one representative of each Participant

●   Decisions to be decided by a majority vote, except Material Matters as set out below.

●   Meetings to be held quarterly, transitioning to monthly meetings during the “development period”, being the period commencing immediately following execution of the Shareholder Agreement until the declaration of commercial production.

●   Majority Participant to appoint the Management Committee Chair, and to be tasked with directing the Management Committee administration, including setting meeting dates, agenda, etc.

5. Board Representation

●   The Participants will have representation on the Board of Directors of each of NHC and Exar, with Majority Participant appointing 3 representative and Minority Participant appointing 2 representatives.

●   The Participants shall direct and cause their representatives to implement the decisions approved by the Management Committee.

6. Management and Operations

●   Exar will maintain stand-alone management team, including corporate officers. Senior appointments to be approved through Management Committee.

●   The President of Exar will be Franco Mignacco.

●   The Chief Executive Officer of Exar will be Gabriel Rubacha.

●   The parties will jointly form a technical committee of representatives of both parties responsible for undertaking technical discussions with respect to the Cauchari-Olaroz Project. The technical committee shall meet from time to time as required. It is currently anticipated that the technical committee will meet on a regular basis to facilitate joint discussions.

7. Operational Support

●   Each Participant will provide resources and infrastructure to support the development and operation of the Cauchari-Olaroz Project from time to time as requested by management of Exar, on a cost-recovery basis.

●   No support in this regard will result in the transfer of intellectual property or other rights to Exar or to the other Participant. The Shareholder Agreement will contain customary provisions regarding ownership and licensing of background intellectual property and developed intellectual property, including protection of proprietary IP, and definition of Shared IP.

8. Material Matters	[redacted – commercially sensitive information relating to approval requirements]
9.	[redacted – commercially sensitive information relating to decision making and approval requirements]

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10. Subsequent Programs and Budgets

●   Upon commencement of commercial production, the Management Committee will be required to review and approve an annual program and budget prepared by Exar.

●   The Management Committee will have the right to request and review additional programs and budgets, including:

o   one or more supplementary program and budget to be considered and prepared for a near-term expansion of the Cauchari-Olaroz Project (a “Capital Expansion”), such as the Stage 2 development at the Project; and

o   any supplementary program and budget to be prepared for closure proximate to closure timing.

●   In the event of a Dispute regarding a budget, Exar will prepare, and the Participants will fund, a minimum operating budget to maintain Exar and the Cauchari-Olaroz Project in good standing.

11. Cash Calls and Funding

●   Cash Calls on Participants will occur in connection with timing and amounts established by approved programs and budgets, as amended, based on cash call notices issued from Exar management.

●   Cash calls will be funded by the Participants either as loans to NHC or by equity funding, as determined by the Management Committee.

●   Amounts contributed or loaned to NHC will be loaned by NHC to Exar

●   Loans to Exar by NHC, LAC and GHC will be provided on substantially similar terms and conditions. Loans owing by Exar to GHC, LAC and NHC will be repaid pro rata in proportion to the aggregate principal amount outstanding.

12. Failure to fund a cash call

●   Upon a failure to fund a cash call, non-funding Participant will have a 30-day opportunity to cure the default.

●   If funding is still not provided, the funding Participant may:

o   [redacted – commercially sensitive information relating to impact of funding failure].

●   A failure by GFL to provide an advance to LAC under the GFL-LAC Credit Agreement, the 2017 Credit Agreement or any other loan arrangement then in effect, required by LAC in order to permit it to fund its share of a cash call will not constitute a failure to fund by LAC, but will be treated by the parties as a failure to fund by GFL.

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13. Distributions

●   The Shareholder Agreement will contain a Distribution Policy that will be effective following completion of the relevant capital expenditures for Stage 1.

●   “Distributions” will include payments of dividends or other distributions and repayments of principal and interest by Exar and NHC on account of outstanding intercompany indebtedness.

●   The Distribution Policy will require distributions of net cash flow to the Participants. Net cash flow will expressly exclude:  amounts required to ensure uninterrupted conduct of operations (3 month operating reserve), planned capital expenditures budgeted for funding through operating cash flow, amounts otherwise determined to be funded by Exar pursuant to an agreed work program and budget.

●   The Distribution Policy will allow the Management Committee to determine whether Distributions will be paid by way of debt repayment or as a dividend.

14. Dispute Resolution

●   [redacted – commercially sensitive information relating to dispute resolution mechanism].

●   If the Dispute has not been resolved between the parties within 90 days (the °Dispute Resolution Period’) of a party giving to the other party written notice setting out the details of the Dispute, then either party may request that the matter be referred to non-binding mediation.

●   Thereafter:

o   LAC may make an offer to purchase all of the GFL Group’s Participant Interests;

o   The GFL Group will have the right to elect either:

■   to accept LAC’s offer; or

■   make a counteroffer to purchase the LAC Groups’ Participant Interest at a minimum 10% premium to the LAC offered price;

o   If GFL delivers a counteroffer, LAC will have the right to accept the GFL Group counteroffer and sell to the GFL Group at the proposed price, or to acquire the GFL Group’s Participant Interest at the GFL counteroffer price plus a 10% premium.

15. Information Rights

●   Each of LAC and GFL shall have access to any information, key management personnel and site access as reasonably requested, including monthly operating reports, audited financial statements of Exar and quarterly unaudited financial statements of Exar.

●   Each Participant will have the right (at its own expense) to have a third-party auditor conduct an audit of Exar and/or NHC.

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16. Transfer Restrictions

●   Prior to commercial production, no Participant will be able to transfer all or any portion of a Participant Interest without the prior written consent of the other Participant

●   Following commencement of commercial production, each Participant will have a 90 day right of first refusal if the other party proposes to sell all or any portion of its Participant Interest.

●   Following the commencement of commercial production, Participant(s) selling more than 70% of the Participant Interests in the aggregate may drag along the remaining 30% or less Participant(s). If the selling Participant elects not to exercise the drag requirement, the 30% or less Participant(s) will have the right to tag-along.

●   LAC may transfer up to a 10% Participant Interest to a third party without triggering the restrictions above, in its discretion, to a third party acceptable to GFL, acting reasonably. If LAC transfers such a stake, the proceeds of such transfer will first be used by LAC to repay, reduce or eliminate the $100mm subordinated debt facility provided by GFL to LAC

17. Confidentiality

●   Confidentiality regarding Exar, NHC and the Cauchari-Olaroz Project matters, except as required in the course of bona fide business operations or by applicable laws.  Includes right of LAC to prepare and file NI 43-101 technical reports and the right to allow third party review in connection with potential M&A/financing in respect of a Participant.

18. Right to acquire product	● Participants shall be entitled to acquire their pro-rata share (based upon Participant Interest) of production at market rates (subject to LAC obligations under July 2017 Off-take Agreements).

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